SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (“Shares”), at a price of $8.00 per Share (the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 7 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Past Contacts, Transactions, Negotiations and Agreements.

The subsection entitled “Tender Offer” beginning on page 1 is hereby revised and supplemented to insert the following as a new paragraph following the third paragraph of such subsection:

“On April 18, 2011, in connection with the Memorandum of Understanding described in Item 8 below, the Company, Parent and Purchaser entered into an amendment to the Merger Agreement (the “Amendment”) that (i) reduces the Company Termination Fee (as defined in the Merger Agreement) from $23.45 million to $15.6 million, (ii) amends the standstill provision of the Merger Agreement to permit the Company to release third parties currently subject to confidentiality agreements with the Company from any standstill restrictions contained in such agreements and (iii) extends the initial expiration date of the Offer from April 25, 2011 to May 2, 2011.

The Merger Agreement, as amended, remains in full force and effect. A copy of the Amendment is attached hereto as Exhibit (e)(13) to this Schedule 14D-9 and incorporated by reference herein. On April 18, 2011, the Company distributed the aforementioned standstill waivers, in the form of Exhibit B to the MOU attached hereto as Exhibit (e)(14) to this Schedule 14D-9 and incorporated by reference herein, to applicable parties, including those identified as Bidders A, B and D in the subsection entitled “Background of the Offer” below.”

Item 4.	The Solicitation or Recommendation.

The first sentence of the fourth paragraph on page 20 of the Schedule 14D-9 (in the subsection entitled “Background of the Offer”) is hereby replaced with the following:

“On January 3, 2011, Ms. Ordoñez emailed Dr. Mohapatra to follow up on the parties’ discussions from November 2010. On January 4, 2011, Dr. Mohapatra and Ms. Ordoñez had a discussion regarding Parent’s continued interest in the Company.”

The section entitled “— Opinion of the Company’s Financial Advisor” beginning on page 31, is hereby revised and supplemented as set forth below:

Selected Companies Analysis

The subsection entitled “Selected Companies Analysis” on page 34 of the Schedule 14D-9 makes reference to 14 publicly traded companies in three principal industry sectors that Credit Suisse selected as part of its analysis. The same subsection also makes reference to a range of selected aggregate value multiples that Credit Suisse derived from its selected companies analysis. These multiples that were referred to (but not included) in the original Schedule 14D-9 are set forth below:

	Revenue			EBITDA			Earnings Per Share
	2010	2011	2012	2010	2011	2012	2010	2011	2012

Clinical Laboratories
High	3.3x	2.8x	2.4x	8.8x	26.7x	7.5x	18.7x	23.4x	19.8x

Low	1.0x	1.0x	0.9x	5.1x	5.0x	5.4x	12.2x	11.2x	10.2x
Median	1.6x	1.6x	1.9x	8.6x	7.7x	7.1x	13.9x	13.9x	11.1x
Mean	1.9x	1.7x	1.9x	8.3x	12.3x	7.1x	14.9x	15.6x	13.0x

Products/Capital Equipment
High	2.5x	2.9x	2.7x	13.0x	13.1x	12.5x	19.4x	17.2x	14.2x
Low	1.0x	1.0x	1.0x	5.8x	5.6x	5.3x	14.1x	12.4x	11.0x
Median	1.6x	1.5x	1.4x	10.6x	7.6x	9.7x	17.2x	16.0x	13.7x
Mean	1.7x	1.8x	1.7x	10.6x	9.4x	9.7x	17.2x	16.0x	13.7x

Emerging Diagnostic Products
High	6.3x	5.2x	4.3x	21.4x	14.3x	17.2x	26.8x	22.8x	29.9x
Low	3.5x	3.3x	2.9x	8.8x	8.3x	7.8x	16.9x	15.0x	14.3x
Median	4.7x	4.1x	3.6x	15.0x	13.1x	10.4x	21.9x	18.9x	21.6x
Mean	4.8x	4.2x	3.6x	15.1x	11.9x	11.5x	21.9x	18.9x	21.8x

The selected companies were chosen by Credit Suisse because they had publicly-traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. After review of the businesses and actual and estimated financial data of the selected companies and the Company, Credit Suisse determined that companies in the emerging diagnostic products industry sector and those companies in the clinical laboratories and products/capital equipment industry sectors at the high end of the range of revenue multiples generally had substantially higher rates of revenue growth and profitability than the Company, and that certain companies in the clinical laboratories and products/capital equipment industry sectors had more comparable metrics. The selected companies analysis indicated implied multiples of 1.0x to 2.0x revenue for 2010, 2011 and 2012. The multiples of EBITDA and earnings per share were determined not to be meaningful for purposes of this analysis because these multiples would have been applied either to negative numbers or EBITDA and earnings per share numbers that were deemed to be too small in size to result in values relevant to determining valuation.

This analysis indicated the same implied per share equity reference range for the Company as that disclosed on page 34 of the Schedule 14D-9.

Selected Transactions Analysis

The subsection entitled “Selected Transactions Analysis” on pages 35-36 of the Schedule 14D-9 makes reference to 22 selected publicly-announced transactions involving target companies in the healthcare industry since April 2, 2002, as to which Credit Suisse reviewed publicly available information and data as part of its analysis. The same subsection also makes reference to a range of selected aggregate value multiples that Credit Suisse derived from its selected transactions analysis. These multiples referred to (but not included in) the original Schedule 14D-9 are set forth below:

	Last Twelve Months Revenue	Last Twelve Months EBITDA
Selected Clinical Laboratories Transactions
High	6.7x	16.9x
Low	1.7x	7.0x
Median	2.5x	13.6x
Mean	3.0x	12.4x

Selected Diagnostics Products Transactions
High	15.9x	52.9x
Low	1.6x	15.1x
Median	5.3x	32.9x
Mean	5.8x	33.8x

The selected transactions were chosen by Credit Suisse because the target companies were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration.

After review of the businesses and actual and estimated financial data of the target companies in the selected transactions and the Company, Credit Suisse determined that target companies in the selected clinical laboratories transactions and selected diagnostics products transactions at the high end of the range of revenue multiples generally had substantially higher rates of revenue growth and profitability than the Company, and that certain of the target companies in the selected clinical laboratories transactions and the selected diagnostics products transactions had more comparable metrics. The selected transactions analysis indicated implied multiples of 1.5x to 3.0x LTM revenue. The multiples of LTM EBITDA were determined not be to meaningful for purposes of this analysis because the Company’s LTM EBITDA was a negative number.

This analysis indicated the same implied per share equity reference range for the Company as that disclosed on page 36 of the Schedule 14D-9.

Discounted Cash Flow Analysis

The subsection entitled “Discounted Cash Flow Analysis” on pages 36-37 of the Schedule 14D-9 makes reference to Credit Suisse having calculated the net present value of the Company’s free cash flows using the February 2011 Forecast, excluding the impact of stock-based compensation expense. With guidance from the Company’s management, Credit Suisse determined the Company’s unlevered, after-tax cash flows for purposes of its discounted cash flow analysis by increasing management’s estimated net operating profit after tax by the estimated amount of certain non-cash expenses, including depreciation and amortization and bad debt expense. Stock-based compensation expense also is a non-cash expense, and often is treated in the same manner as depreciation and amortization and bad debt expense for the purposes of discounted cash flow analysis. However, because the Company has relatively large stock-based compensation expense relative to its actual and estimated EBITDA, Credit Suisse determined that the Company’s stock-based compensation should be treated as a cash expense for purposes of its discounted cash flow analysis. Accordingly, for purposes of calculating the Company’s unlevered free cash flows, the Company’s net operating profit after tax was not increased by the approximately $5-6 million per year of stock-based compensation included in the February 2011 Forecast. Had the Company’s unlevered, after-tax cash flows been increased by the amount of its stock-based compensation expense, the per share equity reference ranges for the Company disclosed on page 37 would have been increased.

On page 36, the same subsection also describes the calculation by Credit Suisse of the present value of the Company’s interest in its existing business segments. Credit Suisse calculated the Company’s unlevered, after-tax free cash flow through 2015 based on estimates provided by Company management. Credit Suisse then (i) applied discount rates based on the Company’s estimated weighted average cost of capital ranging from 13.0% to 15.0% to the Company’s estimated unlevered, after-tax free cash flow through 2014 and (ii) applied terminal forward multiples of 5.5x to 7.5x to projected Company 2015 EBITDA (as derived from EBIT set forth in the February 2011 Forecast as adjusted for depreciation and bad debt expense, capital expenditures, changes in working capital items and taxes) to determine the Company’s terminal value. As disclosed on pages 36 and 37, the 5.5x to 7.5x multiple range applied to EBITDA was chosen by Credit Suisse as representative based upon its review of comparable companies identified in its selected companies analysis. See the subsection “—Selected Companies Analysis”.

On pages 36 and 37, the same subsection also makes reference to Credit Suisse having calculated present values of the cash flows of the Company through 2015 using discount rates ranging from 13.0% to 15.0%. These discount rates were selected based on a weighted average cost of capital calculation, which factored in the unlevered betas of comparable companies identified in its selected companies analysis. See the subsection “—Selected Companies Analysis”.

On page 37, the last sentence of the second paragraph under “Discounted Cash Flow Analysis”, the table preceding the third paragraph, the third paragraph and the fourth paragraph are hereby replaced with the following:

“Credit Suisse derived estimated unlevered, after-tax free cash flow for the Company’s business from the projections set forth in the February 2011 Forecast, based on guidance from Company management with respect to the adjustments for non-cash expenditures and working capital adjustments, and adjusted to independently calculate the present value of the Company’s interest in its non-commercial, development stage drug assets as described below. With guidance from Company management, Credit Suisse reduced the revenue projections included in the February 2011 Forecast by amounts attributable to revenue from the Company’s agreement with Merck & Co., Inc. for the development of small molecule inhibitors of cathepsin K for the treatment of osteoporosis. The February 2011 Forecast did not include royalties and milestone payments associated with the small molecule drug discovery and development programs sold by the Company to Pharmacyclics, Inc., in 2006, including programs that target histone deacetylase, or HDAC, selective HDAC enzymes, Factor VIIa, and B cell tyrosine kinases involved in immune function. Credit Suisse then separately calculated the cash flow attributable to the Company’s interest in both cathepsin K and the Pharmacyclics drug assets through 2025, based on Company management reviewed forecasts compiled with assistance from Credit Suisse from publicly available data of launch dates and peak sales, along with milestone and royalty payments for such assets provided by the Company’s management and research analyst reports available to the public at the time of the analysis. Using clinical trial success rates from a 2002 report published by the Milken Institute, Credit Suisse adjusted these cash flows to reflect the risks associated with the stage of clinical development of each drug asset. The probability rates applied by Credit Suisse were not based on any judgment with respect to the particular drug assets, but on summary data published by the Tufts University Center for the Study of Drug Development and included in the report. Different forecasts with respect to launch dates, peak sales, milestone and royalty payments and clinical trial success rates would have a material impact on Credit Suisse’s analysis of the Company’s development stage drug assets. In addition, this analysis does not purport to be an appraisal or to reflect the prices at which such assets actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of Credit Suisse.

The probability-adjusted cash flow of the drug assets was discounted to present using traditional discounted cash flow methodology to reflect the fact that revenue streams associated with these drug assets will not be realized for several years even if the drugs are approved and commercialized. The estimated Company unlevered, after-tax free cash flow through 2015 for the Company’s core business was as follows (in millions):

	2011	2012	2013	2014	2015
Lab Services, Products & Corporate Business Segments	($0.4)	$14.3	$18.7	$24.5	$33.2

The probability-adjusted after-tax free cash flow through 2025 for the Company’s development stage drug assets was as follows (in millions):

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cathepsin K	—	$1.0	$2.0	$1.0	$4.0	$9.0	$16.0	$19.0	$20.0	$20.0	$20.0	$20.0	$20.0	$20.0	$20.0
HDAC lymphoma	—	—	$2.0	$1.0	$1.0	$2.0	$2.0	$2.0	$2.0	$3.0	$3.0	$3.0	$4.0	$4.0	$4.0
Factor VII	—	$1.0	—	$1.0	$1.0	$1.0	$2.0	$2.0	$2.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0
Btk inhibitor	—	—	—	—	—	—	$1.0	$1.0	$1.0	$1.0	$1.0	$1.0	$1.0	$1.0	$1.0

The cash flow through 2025 for the Company’s development stage drug asset targeting HDAC sarcoma was immaterial.

The cash flow for the Company’s core business and development stage drug assets and the Company’s terminal value were discounted at a range of 13.0% to 15.0%, based on the Company’s estimated weighted average cost of capital. Credit Suisse chose this range of discount rates as appropriately illustrative based upon a weighted average cost of capital calculation.

The Company’s NOLs were included as part of the Company’s financial assets assuming no limitation on their application. Based on estimates provided by the Company’s management, Credit Suisse calculated the taxes saved through the use of the Company’s NOLs through 2020, and determined that the Company’s NOLs would be fully utilized by 2017. The estimated taxes saved through the use of NOLs was as follows (in millions):

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Taxes saved	—	$6.5	$8.3	$13.6	$18.4	$19.3	$6.3	—	—	—

These tax savings were discounted at a range of 13.0% to 15.0% based on the Company’s estimated weighted average cost of capital to derive their present value. The Company’s financial assets also include estimated net cash of $353.6 million, including a $26.7 million receivable.”

This analysis indicated the same implied per share equity reference ranges for the Company as those disclosed on page 37 of the Schedule 14D-9.

Item 8.	Additional Information.

(1) Item 8 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the section titled “Litigation” as follows:

“While the Company and the other defendants believe that each of the aforementioned lawsuits is without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such lawsuits, on April 18, 2011, the Company and other defendants entered into a memorandum of understanding (“MOU”), which is attached as Exhibit (e)(14) to this Schedule 14D-9 and incorporated by reference herein, with the parties to the actions pending in the Delaware Court of Chancery and the three cases pending in the Alameda County Superior Court consolidated as Lauver v. Ordoñez, et al., pursuant to which the Company and such parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. The Company will continue to vigorously defend the remaining Alameda County action, Korngold v. Ayers, et al., and the two cases pending in the Northern District of California, McCreary v. Celera Corp., et al. and Andal v. Celera Corp. et al., including by asserting that the release contained in the MOU encompasses all claims asserted in those actions. Subject to approval of the Delaware Court of Chancery and further definitive documentation, the MOU establishes a framework to resolve the allegations by the settling plaintiffs against the Company and other defendants in connection with the Offer and the Merger Agreement and contemplates a release and settlement by the Company’s stockholders of all claims against the Company and other defendants and their affiliates and agents in connection with the Offer and the Merger Agreement (including release of those claims brought in the non-settling actions). In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions, that (i) the Company would provide additional disclosures in an amendment to its solicitation/recommendation statement on Schedule 14D-9 with respect to certain of the analyses undertaken by its financial advisor in connection with such financial advisor’s assessment of the fairness to the Company’s stockholders, from a financial point of view, of the Offer Price (such amendment being this Amendment No. 7 to the Schedule 14D-9), (ii) the Company, Parent and Purchaser would modify the Merger Agreement to reflect the Amendment described above in Item 2 in the section entitled “Tender Offer,” (iii) the Company would release third parties currently subject to confidentiality agreements with the Company from any standstill restrictions contained in such agreements (pursuant to the form of waiver attached hereto as Exhibit B to the MOU filed as Exhibit (e)(14) to this Schedule 14D-9) and (iv) the Company would file a Current Report on Form 8-K and the related press release attached as Exhibit (a)(5) to this Schedule 14D-9 and incorporated by reference herein. The settlement is also contingent upon, among other things, consummation of the Offer and the Merger. In the event that the MOU is not approved and the requisite conditions are not satisfied, the Company will continue to vigorously defend these actions.”

(2) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Waiver Agreements

On April 18, 2011, the Company released third parties, including those bidders identified as Bidders A, B and D in Item 2 under the subsection entitled “Background of the Offer,” currently subject to confidentiality agreements with the Company from any standstill restrictions contained in such agreements (which release also applies to Parent). A copy of the form of waiver letter is filed as Exhibit B to the MOU that is filed as Exhibit (e)(14) to this Schedule 14D-9 and incorporated by reference herein.

Extension of the Offer

On April 18, 2011, Parent issued a press release announcing that the Purchaser has extended the Offer until 5:00 p.m. (New York City time) on May 2, 2011, unless further extended. The Offer was previously scheduled to expire at 5:00 p.m. (New York City time) on April 25, 2011, and Parent, Purchaser and the Company have mutually agreed to this extension of the Offer. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent that, as of close of business (New York City time) on April 15, 2011, the stockholders of the Company had tendered and not validly withdrawn approximately 238,677 Shares. The full text of the press release by the Company regarding the Amendment, MOU and extension of the Offer is filed as Exhibit (a)(5) to this Schedule 14D-9 and incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)	Press Release of Celera Corporation, dated as of April 18, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2011).

(e)(13)	Amendment to Agreement and Plan of Merger, dated as of April 18, 2011, by and among the Company, Purchaser and

Parent.

(e)(14)	Memorandum of Understanding, dated April 18, 2011, by and among (i) Bernstein Litowitz Berger & Grossmann LLP, Motley Rice LLC and Grant & Eisenhofer P.A., co-lead counsel for the consolidated In re Celera Corp. Shareholders Litigation pending in the Delaware Court of Chancery, (ii) Milberg LLP, Bernstein Liebhard LLP, and Murray, Frank & Sailer LLP, co-lead counsel for the consolidated Lauver v. Ordoñez, et al. matter pending in the Alameda County Superior Court, (iii) Latham & Watkins LLP and Abrams & Bayliss LLP, counsel for Defendants Richard H. Ayers, Jean-Luc Bélingard, William G. Green, Peter Barton Hutt, Gail K. Naughton, Kathy P. Ordoñez, Wayne I. Roe, Bennett M. Shapiro and Celera Corporation and (iv) Shearman & Sterling LLP and Richards, Layton & Finger, P.A., counsel for Defendants Quest Diagnostics Incorporated and Spark Acquisition Corporation.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 18, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)	Press Release of Celera Corporation, dated as of April 18, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2011).

(e)(13)	Amendment to Agreement and Plan of Merger, dated as of April 18, 2011, by and among the Company, Purchaser and Parent.

(e)(14)	Memorandum of Understanding, dated April 18, 2011, by and among (i) Bernstein Litowitz Berger & Grossmann LLP, Motley Rice LLC and Grant & Eisenhofer P.A., co-lead counsel for the consolidated In re Celera Corp. Shareholders Litigation pending in the Delaware Court of Chancery, (ii) Milberg LLP, Bernstein Liebhard LLP, and Murray, Frank & Sailer LLP, co-lead counsel for the consolidated Lauver v. Ordoñez, et al. matter pending in the Alameda County Superior Court, (iii) Latham & Watkins LLP and Abrams & Bayliss LLP, counsel for Defendants Richard H. Ayers, Jean-Luc Bélingard, William G. Green, Peter Barton Hutt, Gail K. Naughton, Kathy P. Ordoñez, Wayne I. Roe, Bennett M. Shapiro and Celera Corporation and (iv) Shearman & Sterling LLP and Richards, Layton & Finger, P.A., counsel for Defendants Quest Diagnostics Incorporated and Spark Acquisition Corporation.